

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 2, 2022

Haim Ratzabi
Chief Financial Officer
Jeffs' Brands Ltd
3 Hanechoshet Street
Tel Aviv, Israel
6971068

> **Re: Jeffs' Brands Ltd**
> **Amendment No. 2 to**
> **Draft Registration Statement on Form F-1**
> **Submitted January 11, 2022**
> **CIK No. 0001885408**

Dear Mr. Ratzabi:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 2 to Draft Registration Statement on Form F-1

Prospectus Summary
Our Company, page 1

1. We note your response to our prior comment 3 and your amended disclosure on page 1. The numerical values disclosed in the third, fourth and fifth paragraph appear to be in thousands. Please revise to clarify that fact.

Industry Overview and Market, page 3

2.   We note your response to our prior comment 4 and your amended disclosure indicating "[i]n 2020, Amazon's sales (by country (in billion U.S. dollars)), which are not necessarily indicative of our current or future sales." Please amend your disclosure to clarify why these sales are not indicative of your sales, including that while you sell products on Amazon, you are not affiliated with Amazon.

Recent Results, page 5

3.   You state that adjustments to your preliminary estimates "could be material" and "undue reliance should not be placed on the preliminary estimates." If you disclose preliminary results, you should be able to assert that the actual results are not expected to differ materially from that reflected in the preliminary results. Accordingly, please remove these disclosures, as they imply that investors should not rely on the information presented. Also, revise your disclosures to provide context related to your preliminary expense and net income (loss) amounts for the year ended December 31, 2021.

Risk Factors
"Economic regulation, trade restrictions, and increasing manufacturing costs . . .", page 19

4.   We note your response to comment 7 and your amended disclosure on page 19, including your disclosure that "government trade policies, including the imposition of tariffs, export restrictions, sanctions or other retaliatory measures could limit our ability to source materials and products from China at acceptable prices or at all." Please amend your disclosure to briefly describe the specific trade policies, tariffs, export restrictions, and sanctions that currently impact or will potentially impact your business and operations.

Business, page 57

5.   We note your response to our prior comment 17 and reissue in part. We note your disclosure that the company is a holding company for three e-commerce companies, Smart Repair Pro, Purex and Top Rank. We also note your disclosure that two online stores, Whoobi Store and Knifeplanet Store, contribute a significant percentage of your revenue for the most recent interim period. Please revise in an appropriate section to clarify the online stores, brands, and products owned by each individual e-commerce company.

       You may contact Tony Watson at 202-551-3318 or Rufus Decker at 202-551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Donald Field at 202-551-3680 or Katherine Bagley at 202-551-2545 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Angela Gomes